DLA Piper LLP (US) 401 Congress Avenue, Suite 2500 Austin, Texas 78701-3799 www.dlapiper.com Samer Zabaneh samer.zabaneh@dlapiper.com T 512.457.7126 F 512.721.2226

June 26, 2020

Via Edgar

Division of Corporation Finance

United States Securities and Exchange Commission

100 F Street, NE

Washington, D.C. 20549

Attention:

Kathleen Krebs, Special Counsel

Stephen Krikorian, Accounting Branch Chief

Melissa Walsh, Staff Accountant

United States Securities and Exchange Commission

Division of Corporation Finance Office of Technology

Washington, D.C. 20549

Re:	BigCommerce Holdings, Inc. Amendment No. 2 to Draft Registration Statement on Form S-1 Submitted March 17, 2020 CIK No. 0001626450

Ladies and Gentlemen:

On behalf of BigCommerce Holdings, Inc., a Delaware corporation (the “Company”), we are transmitting this letter in response to comments received from the staff (the “Staff”) of the Securities and Exchange Commission pursuant to its comment letter dated March 31, 2020 with respect to the Company’s Draft Registration Statement on Form S-1 (the “Draft Registration Statement”). This letter is being submitted together with Amendment No. 3 (“Amendment No. 3”) to the Draft Registration Statement, which has been revised to address various of the Staff’s comments. The bold and numbered paragraphs below correspond to the numbered paragraphs in the Staff’s comment letter and are followed by the Company’s responses. Unless otherwise indicated, capitalized terms used herein have the meanings assigned to them in Amendment No. 3 and page references in this letter are to the applicable page numbers in Amendment No. 3.

Division of Corporation Finance

June 26, 2020

Risk Factors

Risks related to our business and industry

Our current operations are international in scope . . ., page 36

1.    You refer to the novel Coronavirus outbreak as a risk that may impact your current international operations and future initiatives. We note, however, that the outbreak may have an impact on not only your international operations but also your domestic operations. To the extent material, please expand upon your disclosure by providing a separately captioned risk factor addressing the known or reasonably likely effects of and the types of risks presented by the outbreak, as well as how you are responding to them. For example, as it appears that the outbreak is materially impacting, or is expected to materially impact, retail spending and, by extension, the sales of your domestic and international customers, please discuss the known or reasonably likely effects of the outbreak on your financial condition and results of operations. In this regard, we note that as your customers generate more online sales, you generate more subscription revenue through automated sales-based upgrades on your Essentials plans and order adjustments on your Enterprise plans. For guidance, refer to CF Disclosure Guidance: Topic No. 9.

Response: In response to the Staff’s comment, the Company has added disclosures throughout Amendment No. 3 to provide additional information regarding the impact and potential future impact of the COVID-19 pandemic on the Company’s business operations, financial condition and results of operations.

Management’s Discussion and Analysis of Financial Condition and Results of Operations Liquidity and Capital Resources, page 73

2.    You state in Note 1 to the fiscal year 2019 financial statements that the $35.0 million convertible term loan has alleviated your substantial doubt as to your ability to continue as a going concern and that, based upon your current operating plan, you believe you have sufficient resources to fund operations through the second quarter of 2021. Please reconcile this statement with your statement on page 73 that you believe the net proceeds from this offering will be sufficient to meet your working capital and capital expenditure needs and debt service obligations for at least the next 12 months.

Response: In response to the Staff’s comment, the Company has revised its disclosure on page 82 to note its belief that its existing cash and cash equivalents, its cash flows from operating activities and its borrowing capacity under its credit facilities will be sufficient to meet its working capital and capital expenditure needs and debt service obligations for at least the next twelve months.

Division of Corporation Finance

June 26, 2020

Critical accounting policies and estimates, page 76

3.    We note the disclosure added to pages 66 and 76 in response to prior comment 3 indicating that fixed monthly fees and any overage charges related to subscription solutions are recognized as revenue in the month they are earned. Tell us why you continue to also disclose that subscription revenue is recognized ratably.

Response: In response to the Staff’s comment, the Company has revised its disclosures on pages 75, 86 and F-13 to clarify the Company’s policy with respect to the recognition of its subscription solutions revenue.

Audited Consolidated Financial Statements

Report of Independent Registered Public Accounting Firm, page F-2

4.    The references to your financial statements should be collectively defined and consistently referred to throughout the audit report. Please revise accordingly.

Response: In response to the Staff’s comment, Ernst & Young LLP, the Company’s independent registered public accounting firm, has revised its report appearing in Amendment No. 3 to address the Staff’s comment.

Notes to Consolidated Financial Statements

Note 10. Income taxes, page F-25

5.    Please accurately reconcile your effective tax rate for the year ended December 31, 2019.

Response: In response to the Staff’s comment, the Company has revised the disclosure on page F-29 of Amendment No. 3.

Note 11. Net loss and unaudited pro forma net loss per share, page F-28.

6.    Please confirm that you will give effect to the number of shares whose proceeds from the offering will be used to pay the Series F Dividend in your computation of pro forma net loss per share. Refer to SAB Topic 1.B.3.

Response: The Company acknowledges the Staff’s comment and confirms that the computation of pro forma net loss per share will give effect to the number of shares whose proceeds from the offering will be used to pay the Series F Dividend. The Company has revised the presentation of pro forma net loss per share on page F-32 of Amendment No. 3 accordingly.

* * * *

Division of Corporation Finance

June 26, 2020

We and the Company appreciate the Staff’s attention to the review of the Draft Registration Statement. Please do not hesitate to contact me at (512) 457-7126 if you have any questions regarding this letter or Amendment No. 3.

Very truly yours,

DLA Piper LLP (US)

/s/ Samer Zabaneh

Samer M. Zabaneh Partner DLA Piper LLP (US)

cc:	Brent Bellm (BigCommerce Holdings, Inc.)

Jeff Mengoli (BigCommerce Holdings, Inc.)

Chuck Cassidy (BigCommerce Holdings, Inc.)

Justin Bowes (BigCommerce Holdings, Inc.)

Joseph Fore (DLA Piper LLP (US))

Brent Bernell (DLA Piper LLP (US))

Drew M. Valentine (DLA Piper LLP (US))

Nicole Brookshire (Cooley LLP)

Darren DeStefano (Cooley LLP)

Mark Ballantyne (Cooley LLP)